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14048505

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 04 2014
Wash., D.C.
189

SEC FILE NUMBER
8- 67702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S. Goldman Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEONARD ROSEN + Company, P.C.
(Name – *if individual, state last, first, middle name*)

15 MAIDEN LANE	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD
3/24/14

OATH OR AFFIRMATION

I, Gerald Jaeger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S. Goldman Capital LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALAN J. BERK
Notary Public, State of New York
No. 01BE4874265
Qualified In New York County
Commission Expires 1/26/20

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

Independent Auditor's Report

The Shareholders
S Goldman Capital, LLC

We have audited the accompanying statement of financial condition of S Goldman Capital, LLC as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of S Goldman Capital, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Leonard Rosen & Company, P.C.

New York, NY
February 28, 2014

S. Goldman Capital LLC
Statement of Financial Condition
December 31, 2013

Assets

Cash		$ 193,861
Receivable From Clearing Broker:		
Commissions	$35,057	
Deposit Account	500,000	535,057
Securities Owned, at fair market value		3,364,988
Accounts Receivable		570,000
Prepaid Expenses and Other Assets		723,854
Total Assets		$ 5,387,760

Liabilities and Members' Equity

Liabilities:	
Accrued Expenses Payable	$ 32,677
Commissions Payable	3,137
Payable to Affiliate	450,000
Total Liabilities	485,814
Members' Equity	4,901,946
Total Liabilities and Members' Equity	$ 5,387,760

See Accompanying Notes to the Financial Statements

S. GOLDMAN CAPITAL LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2013

1. ORGANIZATION AND NATURE OF BUSINESS

S. Goldman Capital LLC ("SGC") is a limited liability company formed under New York law. SGC is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). SGC is also a member of the Financial Industry Regulatory Authority. SGC is also a registered introducing broker-dealer with the National Futures Association.

SGC operates primarily as an introducing broker for which it earns commissions, and trading for its own account. SGC also participates in securities offerings, where SGC will act as underwriter or placement agent.

SGC operates under the provisions of SEC Rule 15c3-3 and claims exemption from the requirements of this rule under section (k)(2)(i) as an introducing firm.

SGC does not carry accounts for customers and does not perform custodial functions related to customer securities. SGC has an agreement with a clearing firm that performs those duties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

b) Cash Equivalents

For the purpose of the statement of cash flows, SGC considers demand deposited money market funds to be cash and cash equivalents.

c) Concentration of Credit Risk

SGC maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. SGC has not experienced any losses in such accounts and does not believe it is exposed to any unusual credit risk on these funds.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

d) Due from Clearing Brokers

Due from clearing brokers represents cash and commissions earned as an introducing broker. SGC does not carry accounts for customers or perform custodial functions related to customer securities. SGC is required to maintain a deposit with clearing broker of $500,000, all of which may be used for computing net capital.

e) Securities Transactions

SGC records securities transactions and the related revenue and expense on a trade date basis. Proprietary securities transactions in regular way trades are recorded on a trade date basis, as if they have settled. Marketable securities are valued at their fair market value.

f) Underwriting Fees

Underwriting income include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which SGC acts as an underwriter or placement agent. Underwriting income revenue is recorded when the underlying transaction is completed and the income is reasonably determinable.

g) Investments, at Fair Value

SGC adopted ASC 820, Fair Value Measurements ("ASC 820"), effective January 1, 2008. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1- Quotes prices (unadjusted) in active markets for identical investments at the measurement date.

Level 2- Pricing inputs are other than quoted prices included within Level 1 that are observable for the investment, either directly or indirectly. Level 2 pricing inputs include quoted prices for similar investments in active markets, quotes prices for identical or similar investments in markets that are not active, inputs other than quoted prices that are observable for the investment, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

g) Investments, at Fair Value (cont'd)

Level 3- Pricing inputs are unobservable for the investment and are based on the Company's own assumptions about the assumptions that a market participant would use, including inputs derived from extrapolation and interpolation that are not corroborated by observable market data.

In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the investment in its entirety falls is determined based on the lowest level input that is significant to the investment in its entirety. Assessing the significance of a particular input to the investment in its entirety requires judgment, and considers factors specific to the investment. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to the Company's perceived risk of that investment.

At December 31, 2013, the Company's investments totaling $3,364,988 are classified within Level 1 as they were traded in active markets. Fair value was calculated based on the quoted market prices at the measurement date.

h) Income Taxes

No provision has been made for Federal or NYS income taxes since SGC is treated as a partnership under the Internal Revenue Code and NYS Partnership tax law whereby its income will be taxed directly to its members. However, SGC is liable for NYC Unincorporated Business Taxes.

The provision for New York City Unincorporated Business Taxes consists of the following:

Current	$ 10,000
Deferred	
	$ 10,000

In accordance with ASC 740, Income Taxes, SGC is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2013, SGC did not have any unrecognized tax benefits or liabilities. SGC operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

3. SUBORDINATED BORROWINGS

SGC borrowed a total of $1,000,000 from S Goldman Advisors LLC ("SGA"), an affiliated entity. The subordinated loan was related to underwriting transaction and was repaid at the conclusion of the underwriting. Interest expense paid on the subordinated loan totaled approximately $14,600 for the year 2013. There were no outstanding loan balances as of December 31, 2013.

4. RELATED PARTY TRANSACTIONS

SGC has an expense sharing agreement with SGA. The agreement stipulates that certain payroll and related costs and benefits and other overhead costs are to be reimbursed to SGA.

SGC paid in 2013 approximately $1,508,000 in advisory service fees, and consulting fees and reimbursed expenses related to underwriting transactions to SGA. SGC is due to pay an additional $450,000 to SGA for advisory service fees and consulting fees performed in 2013. These amounts will be paid in 2014.

SGC received consulting fees related to advisory services provided to SGA. The total paid was $75,000 for 2013.

SGC purchased insurance from Armonia Insurance Co., an affiliated entity. The $302,252 payment was made in 2013, but the insurance coverage was applicable to year 2014.

5. PENSION PLANS- 401 (K) PLAN

SGC provides a qualified 401(k) plan covering substantially all full-time employees who have met certain age and length of service requirements. Eligible employees may elect to contribute a percentage of their salary up to a specified maximum. SGC's voluntary contribution will vary depending on the profitability of SGC. SGC did not record voluntary contributions for 2013.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

SGC's exposure to credit risk associated with non-performance of customers fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy its obligations to SGC and SGC's ability to liquidate the collateral at an amount equal to the original contracted amount.

SGC and its clearing firm monitor all accounts on a daily basis to mitigate this risk.

7. NET CAPITAL REQUIREMENT

SGC is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined, which is the greater of $100,000 or the minimum net capital required based on aggregate indebtedness. At December 31, 2013, SGC's net capital was $2,772,916 which was $2,672,916 in excess of its required net capital of $100,000. SGC's ratio of aggregate indebtedness to net capital was .1752 to 1.

8. RESERVE REQUIREMENT COMPUTATION

SGC is registered with FINRA as a broker/dealer exempt from SEC Rule 15c3-3 under section (k)(2)(i). Therefore, it is not required to compute 15c3-3 reserve requirements.